Filed by BlackRock Funds V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Multi-Sector Opportunities Trust II

File No. 333-271730

Date: August 8, 2023

Make Your Voice Heard – Please Vote Today

Dear Valued Shareholder:

We are writing to inform you of an important matter impacting your investment in BlackRock Multi-Sector Opportunities Trust II (the “Trust”). Your Board of Trustees previously approved the reorganization between the Trust and BlackRock Strategic Income Opportunities Portfolio, a series of BlackRock Funds V. Now, we need your help to proceed with the proposed reorganization which your Board of Trustees believes is in the best interests of the Trust and its shareholders.

Due to insufficient votes received to hold the special meeting as scheduled on August 7, 2023, the special meeting of shareholders has been adjourned to September 22, 2023, at 10:00 a.m. (Eastern Time).

Please vote “FOR” the proposed reorganization - it’s a simple process that will only take a minute of your time.

Vote Online	Vote by Phone

using the website provided on the enclosed voting instruction form and following the simple instructions	by calling the toll-free number on the enclosed voting instruction form and following the simple instructions

Benefits of the Proposed Reorganization

Tax-free transfer to a Morningstar gold medal-rated fund

Similar investment objective and investment strategies

Lower expenses

Daily liquidity at net asset value

If you have any questions about the proposal to be voted on, please feel free to contact Georgeson LLC, the Trust’s proxy solicitor, toll free at 1-800-733-6198.

The proxy materials previously sent to you contain important information; please read them carefully. Copies of the Proxy Statement are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting WWW.PROXY-DIRECT.COM/BLK-33335 or by calling Georgeson toll free at 1-800-733-6198.

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